UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 3 is to amend and supplement Item 1, Item 2, Item 3, Item 4, Item 7, Item 8 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on February 1, 2007, as amended on February 5, 2007 and February 9, 2007, in respect of the tender offer commenced on January 18, 2007, by an affiliate of Building Materials Corporation of America, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 1.	Subject Company Information.

The last paragraph in Item 1 is hereby amended and restated in its entirety to read as follows:

As of January 31, 2007, there were 20,630,447 Shares issued and outstanding, 1,334,020 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options, 581,700 Shares subject to outstanding performance stock awards, 66,007 Shares available for future awards under the Company’s equity incentive compensation plan and no shares of preferred stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The last paragraph in Item 2 is hereby amended and restated in its entirety to read as follows:

BMCA Amended Tender Offer.  On February 12, 2007, the Offeror filed Amendment No. 5 to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “Amended Schedule TO”), amending the Tender Offer (the Tender Offer as amended, the “BMCA Amended Tender Offer”) to reflect the terms of the Agreement and Plan of Merger, dated as of February 9, 2007, by and among Parent, the Offeror and the Company (the “BMCA Merger Agreement”). If the BMCA Amended Tender Offer is completed, the BMCA Merger Agreement provides that, subject to the terms and conditions set forth therein, the Offeror will be merged with and into the Company with the Company continuing as the surviving corporation (the “BMCA Merger”). In the Merger, all remaining outstanding Shares will be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the BMCA Amended Tender Offer.

The expiration date for the BMCA Amended Tender Offer is 12:00 Midnight, New York City time, on February 21, 2007 (the “Expiration Date”), subject to extension in certain circumstances as required or permitted by the BMCA Merger Agreement and applicable law. Also, the BMCA Merger Agreement provides that if the BMCA Amended Tender Offer is completed but the Offeror does not then own a sufficient number of Shares to effect a “short form” merger without a vote of the Company’s shareholders under Delaware’s short form merger statute, the Offeror is required to offer a subsequent offering period of between three and 15 business days after completion of the BMCA Amended Tender Offer. During the subsequent offering period, if any, Shares not tendered and purchased in the BMCA Amended Tender Offer may be tendered to the Offeror for the same consideration paid in the BMCA Amended Tender Offer.

A copy of the BMCA Merger Agreement is attached hereto as Exhibit (e)(8) and is incorporated herein by reference in its entirety. The conditions to the completion of the BMCA Amended Tender Offer are summarized under Item 8(h) below. A copy of the Amended and Restated Offer to Purchase contained in the Amended Schedule TO (the “Amended and Restated Offer to Purchase”) is attached hereto as Exhibit (a)(9) and is incorporated herein by reference in its entirety. The terms and conditions of the BMCA Amended Tender Offer, related procedures and withdrawal rights, and the description of the BMCA Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 14 of the Amended and Restated Offer to Purchase are incorporated herein by reference.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Arrangements with Executive Officers and Directors of the Company.

The discussion set forth in Item 3(a) is amended and supplemented by adding the following new paragraph at the end thereof:

Indemnification and Insurance.  The BMCA Merger Agreement contains provisions relating to indemnification of and insurance for the Company’s current or former directors, officers and employees. Descriptions of these provisions are contained in Section 11 of the Amended and Restated Offer to Purchase, which is incorporated herein by reference. Such description is qualified in its entirety by reference to the BMCA Merger Agreement, which has been filed as Exhibit (e)(8) and is incorporated herein by reference.

(b)	Arrangements with the Offeror.

The discussion set forth in Item 3(b) is hereby amended and supplemented by adding the following new paragraph at the end thereof:

The BMCA Merger Agreement.  The summary of the BMCA Merger Agreement and the descriptions of the terms and conditions of the BMCA Amended Tender Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4, 11 and 14 of the Amended and Restated Offer to Purchase are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(8) and is incorporated herein by reference. The conditions to the completion of the BMCA Amended Tender Offer are summarized under Item 8(h) below.

The discussion set forth in Item 3(b) is further amended and supplemented by adding the following new paragraph after the third paragraph in the subsection entitled “Confidentiality Agreement”:

On February 9, 2007, the Company executed the proposed amendment to the Confidentiality Agreement (the “Confidentiality Agreement Amendment”) and returned a copy of the executed Confidentiality Agreement Amendment to BMCA, whereupon such amendment became in full force and effect. The summary of the Confidentiality Agreement Amendment contained in Section 11 of the Amended and Restated Offer to Purchase is incorporated herein by reference. Such summary and description is qualified in its entirety by reference to the Confidentiality Agreement Amendment, which has been filed as Exhibit (e)(10) and is incorporated herein by reference.

The discussion set forth in Item 3(b) is further amended and supplemented by adding the following new paragraphs at the end thereof:

The BMCA Guarantee.  In connection with the BMCA Merger Agreement, BMCA has delivered to the Company a guarantee (the “BMCA Guarantee”) guaranteeing certain obligations of Parent and the Offeror under the Merger Agreement. Pursuant to the BMCA Guarantee, BMCA unconditionally and irrevocably guarantees to the Company the punctual observance and payment of the obligation of Parent and the Offeror to pay certain fees to the Company, including the Parent termination fee, the reimbursement of the $29 million termination fee paid by the Company under the Carlyle Amended Merger Agreement, the Company financing expenses and the Company note repurchase expenses. The maximum amount payable by Sponsor under the BMCA Guarantee is $35 million plus $29 million for reimbursement of the termination fee paid by the Company under the Carlyle Amended Merger Agreement, in addition to any reasonable out-of-pocket expenses of enforcement of the BMCA Guarantee (including legal fees) up to an additional $500,000. The obligations of BMCA under the BMCA Guarantee cease as of the earlier of the effective time of the Merger and the first anniversary of any termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any obligation presented by the Company before such first anniversary. This summary of the BMCA Guarantee does not purport to be complete and is qualified in its entirety by reference to the BMCA Guarantee, which has been filed as Exhibit (e)(9) hereto and incorporated herein by reference.

Representation on the Company’s Board of Directors.  The BMCA Merger Agreement provides that, after Offeror has purchased all Shares tendered pursuant to the BMCA Amended Tender Offer, which results in Parent and Offeror (and any of Samuel J. Heyman, Heyman Investment Associates Limited Partnership, BMCA, BMCA Holdings Corporation, G-1 Holdings Inc., G Holdings Inc., Heyman Holdings Associates Limited Partnership and any other person that has or does file an ownership statement on Schedule 13D regarding the Company together or in connection with any of the aforementioned persons) owning beneficially (within the meaning of the Exchange Act) at least a majority of the Shares, Parent has the right to designate a number of directors of the Company that is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent bears to the number of Shares outstanding. In the event that Parent’s designees are appointed or elected to the Board, until the effective time of the BMCA Merger the Board shall have at least three directors who are current directors of the Company and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (“Independent Directors”). After the time directors designated by Parent are elected or appointed to the Board and prior to the effective time of the BMCA Merger, the affirmative vote of a majority of the Independent Directors shall be required to (v) authorize any agreement between the Company and any of its subsidiaries, on the one hand, and Parent, Offeror and any of their affiliates (other than the Company and any of its subsidiaries) on the other hand, (w) amend or terminate the BMCA Merger Agreement on behalf of the Company, (x) exercise or waive any of the Company’s rights or remedies under the BMCA Merger Agreement, (y) extend the time for performance of Parent’s or Offeror’s obligations under the BMCA Merger Agreement or (z) take any other action by the Company in connection with the BMCA Merger Agreement or the transactions contemplated thereby required to be taken by the Board.

Item 4.	The Solicitation or Recommendation.

(a)	Position of the Special Committee and the Board; Reasons for the Recommendation.

The discussion set forth in Item 4 is hereby amended and restated in its entirety to read as follows:

Position of the Special Committee and the Board.  After careful consideration by a committee of the Board composed of all of the Company’s independent, non-management directors (the “Special Committee”) and by the Board, including a thorough review of the BMCA Amended Tender Offer with their outside legal and financial advisors, the Special Committee and, on the recommendation of the Special Committee, the Board (i) determined that the BMCA Merger Agreement, the BMCA Amended Tender Offer, the BMCA Merger and the other transactions contemplated by the BMCA Merger Agreement are fair and in the best interests of the Company and its shareholders, (ii) approved the BMCA Merger Agreement, the BMCA Amended Tender Offer and the BMCA Merger, and (iii) determined to recommend that the Company’s shareholders accept the BMCA Amended Tender Offer and tender their Shares in the BMCA Amended Tender Offer. In particular, the Special Committee and Board believed that the BMCA Amended Tender Offer offers premium value to the Company’s shareholders and is on negotiated terms that, in the view of the Special Committee and Board, make the BMCA Amended Tender Offer likely to be completed on the timing and terms contemplated in the negotiated BMCA Merger Agreement.

Accordingly, your Board of Directors recommends that you accept the BMCA Amended Tender Offer and tender your Shares into the BMCA Amended Tender Offer.

(b)(1)	Reasons for the Recommendation.

The discussion set forth in Item 4(b)(1) is hereby amended and restated in its entirety to read as follows:

The Special Committee

In reaching its determinations to approve the BMCA Merger Agreement and recommend that the Company’s shareholders accept the BMCA Amended Tender Offer and tender their Shares into the BMCA Amended Tender Offer, the Special Committee considered, in consultation with its outside legal and financial advisors, the following factors and benefits of the BMCA Amended Tender Offer, each of which the Special Committee believed supported its determinations:

•	the Special Committee’s familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), the nature of the industries in which the Company competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis, including the recent downturn in the residential housing market, and information reflecting weakness in the Company’s second fiscal quarter results;

•	the anticipated timing of consummation of the transactions contemplated by the BMCA Merger Agreement, including the structure of the transaction as a tender offer for all the Shares, should provide shareholders the opportunity to receive the transaction consideration quickly;

•	the fact that the consideration is all cash and will provide the Company’s shareholders the ability to realize immediate liquidity for their investment;

•	the current and historical market prices of the Shares, and the fact that the $43.50 per Share consideration represents a premium of approximately 73% over the closing price of the Shares on November 3, 2006, the last trading day before the public announcement that the Company was considering its strategic alternatives;

•	the opinion, dated February 9, 2007, to the Special Committee of Citigroup Global Markets Inc. (“Citigroup”), the Special Committee’s financial advisor, as to the fairness, from a financial point of view and as of such date, of the $43.50 per Share cash consideration to be received in the BMCA

Amended Tender Offer and the BMCA Merger, taken together, by holders of Shares (other than BMCA, Parent, Offeror and their respective affiliates). The full text of Citigroup’s written opinion, dated February 9, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(10) hereto and is incorporated herein by reference. Citigroup’s opinion was provided to the Special Committee for its information in its evaluation of the $43.50 per Share cash consideration payable in the BMCA Amended Tender Offer and the BMCA Merger, taken together, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the BMCA Amended Tender Offer, the BMCA Merger or any related transaction. Citigroup’s opinion also does not address the underlying business decision of the Company to enter into the BMCA Merger Agreement, the relative merits of the BMCA Amended Tender Offer and the BMCA Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Citigroup’s opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender their Shares in the BMCA Amended Tender Offer or as to any other actions to be taken by any shareholder in connection with the BMCA Amended Tender Offer or the BMCA Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety;

•	that the Company, Board and Special Committee had conducted a thorough, independent review of the Company’s alternatives, including remaining as an independent company, had solicited and received proposals to acquire the Company and had negotiated with several interested parties, and including that the Company had signed a definitive agreement with Carlyle; that subsequent to such definitive agreement, Carlyle and BMCA had engaged in multiple rounds of bidding against each other; that the Company’s interest in a potential sale of the Company had been publicly known since November 6, 2006; and that the BMCA Merger Agreement (including the BMCA Amended Tender Offer) is the most favorable proposal received by the Company as of the date of the Special Committee’s determination;

•	the requirement under the BMCA Merger Agreement that Parent reimburse the Company for the $29 million termination fee required under the Carlyle Amended Merger Agreement not later than the next business day following notice that the Company has paid the fee (which fee is required to be reimbursed to the Company by BMCA not later than February 12, 2007) and that BMCA has agreed to guarantee such reimbursement; the right of the Company to terminate the BMCA Merger Agreement if Parent and BMCA fail to make reimbursement on a timely basis; and Parent’s and BMCA’s willingness to agree to these provisions, which the Special Committee believed evidenced Parent’s desire to complete the acquisition of the Company on the negotiated timing and terms;

•	the efforts made by the Special Committee and its legal advisors to negotiate a merger agreement favorable to the Company and its shareholders and the financial and other terms and conditions of the BMCA Merger Agreement, including the facts that (1) neither the BMCA Amended Tender Offer nor the BMCA Merger is subject to a financing condition, (2) the conditions to the BMCA Amended Tender Offer are specific and limited, and not within the control or discretion of Parent or the Offeror and, in the Special Committee’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the BMCA Merger Agreement, the Company is permitted to terminate the BMCA Merger Agreement in order to approve an alternative transaction proposed by a third party that is a “Superior Proposal” as defined in the BMCA Merger Agreement, upon the payment to Parent of its expenses up to a maximum of $5 million in the aggregate, and the Company’s belief that such a payment of expenses was reasonable and would not preclude another party from making a competing proposal;

•	that the terms of the BMCA Merger Agreement relating to the Company’s ability to consider alternative proposals and to terminate the BMCA Merger Agreement in order to accept a “Superior Proposal” (described in the preceding bullet point), and the only fee payable by the Company in certain circumstances was expenses of up to $5 million. Accordingly, the Special Committee concluded that the BMCA Merger Agreement represented an opportunity to achieve greater value, without affecting the Company’s ability to accept a superior proposal, should one be received;

•	the likelihood that the BMCA Amended Tender Offer and the BMCA Merger will be completed, including the specific and limited conditions to the BMCA Amended Tender Offer and the BMCA Merger and the fact that the Federal Trade Commission had previously granted early termination of the waiting period under the HSR Act, meaning that further regulatory approvals would not be required to complete the BMCA Amended Tender Offer (other than compliance with the federal securities laws);

•	the fact that Parent and the Offeror have firmly committed financing from reputable financing sources for both the BMCA Amended Tender Offer and the BMCA Merger, and the efforts that Parent is required to make under the BMCA Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters; and

•	the fact that shareholders who do not tender their Shares pursuant to the BMCA Amended Tender Offer will have the right to dissent from the BMCA Merger (if the BMCA Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a shareholder vote is required to approve the BMCA Merger.

In approving the BMCA Merger Agreement, the Special Committee also considered the determinations made by the Special Committee on December 17 and 18, 2006, and on January 14, 15 and 21, 2007 concerning the merger agreement with Carlyle and related amendments and price increases to that transaction, including considerations disclosed in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ElkCorp on January 19, 2007 (the “January 19 Filing”) and in the amendment to the January 19 Filing on Schedule 14D-9/A filed by ElkCorp on January 22, 2007 (the “January 22 Filing”). As disclosed in the January 19 Filing and in the January 22 Filing, the Special Committee and, on the recommendation of the Special Committee, the Board (with Thomas D. Karol, our chief executive officer, and Richard A. Nowak, our president and chief operating officer, abstaining) had determined to recommend that the Company’s shareholders accept the Carlyle Amended Tender Offer and tender their Shares in the Carlyle Amended Tender Offer. The price offered in the Carlyle Amended Tender Offer was $42.00 per Share, compared to $43.50 per Share in the BMCA Amended Tender Offer, and the terms and conditions of the BMCA Amended Merger Agreement are substantially similar to the terms and conditions of the Carlyle Amended Merger Agreement.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the BMCA Merger Agreement and the BMCA Amended Tender Offer, including the following:

•	the risk, which was judged to be small, that Parent will be unable to obtain the financing proceeds, including obtaining the debt financing proceeds from its lenders and that, if Parent were unable to obtain financing, it could elect not to complete the BMCA Amended Tender Offer and that Parent’s remedy in such circumstance would be limited, as described below;

•	the risks and costs to the Company if the BMCA Amended Tender Offer is not completed, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that the Company’s shareholders who tender their Shares (or whose Shares are cancelled in the BMCA Merger, if it occurs) will not participate in any potential future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company;

•	the risk that Parent may terminate the BMCA Merger Agreement and not complete the BMCA Amended Tender Offer in certain circumstances, including if there is a Company Material Adverse Effect (as defined in the BMCA Merger Agreement) on the Company’s business, results of operation or financial condition, or if we do not perform our obligations under the BMCA Merger Agreement in all material respects;

•	the fact that the all-cash consideration in the transaction would be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes; and

•	the fact that the Company is entering into the BMCA Merger Agreement with a newly formed corporation with essentially no assets and, accordingly, that the Company’s remedy in connection with a breach of the BMCA Merger Agreement by Parent or the Offeror, even a breach that is deliberate or willful, is limited to $35 million (with respect to which the Company has received the BMCA Guarantee) plus reimbursement of the $29 million termination fee paid by the Company under the Carlyle Amended Merger Agreement, which has also been guaranteed by BMCA.

The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the BMCA Merger Agreement and the BMCA Amended Tender Offer. After considering these factors, the Special Committee concluded that the positive factors relating to the BMCA Merger Agreement and the BMCA Amended Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors. The Special Committee approved and recommended the BMCA Merger Agreement and the BMCA Amended Tender Offer based upon the totality of the information presented to and considered by it.

The Board

In reaching its determinations to approve the BMCA Merger Agreement and recommend that the Company’s shareholders accept the BMCA Amended Tender Offer and tender their Shares into the BMCA Amended Tender Offer, the Board considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the following factors and benefits of the BMCA Amended Tender Offer:

•	the unanimous determinations and recommendations of the Special Committee, as described above;

•	all of the factors considered by the Special Committee, as described above; and

•	the opinion to the Board of UBS Securities LLC (“UBS”), financial advisor to the Company, dated February 9, 2007, as to the fairness, from a financial point of view as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations set forth in the opinion, of the $43.50 per Share cash consideration to be received in the BMCA Amended Tender Offer and the BMCA Merger, taken together, by holders of Shares (other than Parent, Offeror, and their respective affiliates). The full text of UBS’ written opinion, dated February 9, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II and filed as Exhibit (a)(11) hereto and is incorporated herein by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to the holders of Shares (other than Parent, Offeror, and their respective affiliates) of the $43.50 per Share cash consideration to be received in the BMCA Amended Tender Offer and the BMCA Merger, taken together, by such holders in the BMCA Amended Tender Offer and the BMCA Merger and does not address the fairness or any other aspect of the BMCA Amended Tender Offer and the BMCA Merger. The opinion also does not address the relative merits of the BMCA Amended Tender Offer and the BMCA Merger as compared to other business strategies or transactions that might be available with respect to us, nor does it address our underlying business decision to engage in the BMCA Amended Tender Offer and the BMCA Merger. The opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender their Shares in the BMCA Amended Tender Offer or as to any other actions to be taken by any shareholder in connection with the BMCA Amended Tender Offer or the BMCA Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the BMCA Merger Agreement and the BMCA Amended Tender Offer. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommends the BMCA Merger Agreement and the BMCA Amended Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Position of the Special Committee and the Board,” the Special Committee and the Board recommend that the Company’s shareholders accept the BMCA Amended Tender Offer and tender their Shares into the BMCA Amended Tender Offer.

(b)(2) Background.

The discussion set forth in Item 4(b)(2) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

In the evening of February 8, 2007, the Company was notified by the plaintiff in the Wetzel litigation that it had withdrawn its pending motion in the Dallas County Court for a temporary injunction to prohibit the payment of the termination fee to Carlyle.

On the morning of February 9, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met telephonically. The directors were updated on developments, including that Carlyle had, during the previous week, notified the Company that Carlyle would not be submitting a revised offer in response to the BMCA Irrevocable Offer and that the plaintiff in the Wetzel litigation pending in the Dallas County Court had withdrawn its motion for temporary injunction and that, accordingly, the Company was now free to pay the $29 million termination fee to Carlyle, to terminate the Carlyle Amended Merger Agreement, and to accept the BMCA Irrevocable Offer. In a session of the Special Committee, Citigroup then rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated February 9, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $43.50 per Share cash consideration to be received by holders of Shares (other than BMCA, Parent, Offeror and their respective affiliates) in the BMCA Amended Tender Offer and the BMCA Merger, taken together, was fair, from a financial point of view, to such holders. The Special Committee then unanimously made the determinations and approvals referred to in Item 4(a) above and 8(a) below, as well as certain other related resolutions, including to approve the BMCA Merger Agreement and the BMCA Amended Tender Offer, and to recommend that the full Board approve the BMCA Merger Agreement and that the Company’s shareholders tender their Shares in the BMCA Amended Tender Offer. The full Board then reconvened. UBS then rendered orally to the Board its opinion, confirmed by delivery of a written opinion dated February 9, 2007, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the $43.50 per Share consideration to be received by holders of the Shares (other than Parent, Offeror and their respective affiliates) in the BMCA Amended Tender Offer and the BMCA Merger, taken together, was fair, from a financial point of view, to such holders. After receiving the Special Committee’s recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol, our chief executive officer, and Richard A. Nowak, our president and chief operating officer, abstaining), made the determinations and approvals referred to in Item 4(a) above and 8(a) below, as well as certain other related resolutions, including approving the execution, delivery and performance of the BMCA Merger Agreement and determining to recommend that the shareholders of the Company tender their Shares in the BMCA Amended Tender Offer.

Later on February 9, 2007 the Company paid to an affiliate of Carlyle the $29 million termination fee required under the Carlyle Amended Merger Agreement and delivered notice to BMCA that it had done so. The Company then accepted the BMCA Irrevocable Offer and, pursuant to such offer, returned to BMCA executed versions of the BMCA Merger Agreement, the BMCA Guarantee, the Confidentiality Agreement Amendment and the Third Amendment to the Rights Plan. Upon the execution by the Company of such documents, each of such documents became in full force and effect. Also on February 9, 2007 Carlyle terminated the Carlyle Amended Tender Offer.

In accordance with the terms of the BMCA Merger Agreement, on February 12, 2007, Parent and the Offeror amended the Tender Offer to reflect the terms of the BMCA Merger Agreement. Parent is required to reimburse the Company for the termination fee paid under the Carlyle Amended Merger Agreement no later than February 12, 2007.

(c) Intent to Tender.

The discussion set forth in Item 4(c) is hereby amended and restated in its entirety to read as follows:

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, affiliates or subsidiaries intend to tender for purchase pursuant to the BMCA Amended Tender Offer all Shares owned of record or beneficially owned, other than certain Shares subject to options, certain unvested restricted Shares, and certain Shares of performance stock. Pursuant to the BMCA Merger Agreement, each then-outstanding option to purchase Shares (including those held by the Company’s directors and executive officers), whether or not vested, will automatically vest upon completion of the BMCA Amended Tender Offer and be converted into the right to receive an amount in cash equal to the product of (x) the excess, if any, of $43.50 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. Each restricted Share, including each such Share held by directors and executive officers, will vest in full and be converted into the right to receive $43.50. In addition, upon completion of the BMCA Amended Tender Offer, each performance stock award, whether vested or unvested, including each such award held by executive officers, that is outstanding immediately prior to completion of the BMCA Amended Tender Offer will be deemed to be earned at the maximum level set forth in the applicable award agreement, will become fully vested and will entitle the holder thereof to receive an amount in cash equal to $43.50 in respect of each Share earned with respect to the performance stock awards.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The discussion set forth in Item 7 is hereby amended and restated in its entirety to read as follows:

Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the BMCA Amended Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information to be Furnished.

The discussion set forth in Item 8(a) is hereby amended and restated in its entirety to read as follows:

     (a) Anti-Takeover Statutes and Provisions.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board and the Special Committee have approved the BMCA Merger Agreement, BMCA Amended Tender Offer and the BMCA Merger and the other transactions contemplated by the BMCA Merger Agreement and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the BMCA Amended Tender Offer and the BMCA Merger and the transactions contemplated by the BMCA Merger Agreement.

In addition, the Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the BMCA Amended Tender Offer nor the BMCA Merger nor any of the other transactions contemplated by the BMCA Merger Agreement will be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the BMCA Merger Agreement and any of the transactions contemplated thereby, including the BMCA Amended Tender Offer and the BMCA Merger.

The Board further agreed to take all actions necessary to render the limitations on business combinations contained in Article Thirteenth inapplicable to the BMCA Amended Tender Offer, the BMCA Merger Agreement, and the transactions contemplated thereby, including the BMCA Merger.

The discussion set forth in Item 8(b) is hereby amended and supplemented by adding the following new paragraph at the end thereof:

On February 9, 2007, the Company paid to an affiliate of Carlyle the $29 million termination fee required under the Carlyle Amended Merger Agreement and terminated the Carlyle Amended Merger Agreement.

The discussion set forth in Item 8(c) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

In connection with the BMCA Irrevocable Offer, the Company and the Rights Agent executed the proposed amendment to the Rights Plan (the “Third Amendment to the Rights Plan”). The Third Amendment to the Rights Plan provides that, among other things, neither the execution of the BMCA Merger Agreement (as it may be amended) nor the consummation of the BMCA Merger or the other transactions contemplated by the BMCA Merger Agreement (as it may be amended) will trigger the separation or exercise of the Rights or any adverse event under the Rights Agreement. In particular, neither Parent, the Offeror nor any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the approval, execution, delivery, adoption or performance of the BMCA Merger Agreement (as it may be amended) or the consummation of the BMCA Merger contemplated by the BMCA Merger Agreement or any other transactions contemplated by the BMCA Merger Agreement (as it may be amended).

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Third Amendment to the Rights Plan, which is included as Exhibit (e)(11) and is incorporated herein by reference.

The discussion set forth in Item 8(d) is hereby amended and supplemented by adding the following new paragraph at the end thereof:

In the evening of February 8, the Company was notified by the plaintiff in the Wetzel litigation that it had withdrawn its pending motion in the Dallas County Court for a temporary injunction to prohibit the payment of the termination fee to Carlyle.

The discussion set forth in Item 8 is hereby amended and supplemented by adding the following new sections at the end thereof:

     (e) Appraisal Rights.

If the BMCA Merger is consummated, holders of Shares who have not tendered their Shares in the BMCA Amended Tender Offer or voted in favor of the BMCA Merger (if a vote of shareholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the BMCA Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the BMCA Merger.

In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the BMCA Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”).

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the BMCA Amended Tender Offer and the BMCA Merger.

Parent may cause the surviving corporation in the BMCA Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the BMCA Amended Tender Offer and the BMCA Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a majority of the Shares are tendered in the BMCA Amended Tender Offer and the BMCA Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Shares who did not tender shares into the BMCA Amended Tender Offer. Holders of Shares who tender Shares in the BMCA Amended Tender Offer or who vote in favor of the BMCA Merger will not have appraisal rights.

Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

     (f) Short-Form Merger Provisions.

Under Section 253 of the DGCL (“Section 253”), if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the BMCA Merger Agreement, if all conditions to the BMCA Merger have been satisfied and a short form merger is available pursuant to Section 253, the parties will cause the BMCA Merger to occur pursuant to Section 253 without a meeting of the Company’s stockholders.

     (g) Financial Forecasts.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by BMCA, the Company provided to BMCA non-public internal financial forecasts regarding its anticipated future operations for the 2007 and 2008 fiscal years. These internal financial forecasts were also provided to Carlyle. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the BMCA Amended Tender Offer, but because these internal financial forecasts were made available by the Company to BMCA.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; cost and availability of raw materials; equipment malfunctions; plant construction and repair delays; the failure to retain key management and technical personnel of the Company; adverse reactions to the BMCA Amended Tender Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended June 30, 2006. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, BMCA or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, BMCA or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, BMCA, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to BMCA, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

These summary internal financial forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC.

COMPANY PROJECTED FINANCIAL INFORMATION
($ in millions)

	FYE June 30, 2007	FYE June 30, 2008

Revenues	$854	$1,140
Operating Income	$72	$112
Net Income	$37	$64

     (h) Conditions to the BMCA Amended Tender Offer.

Following is a summary of the conditions to the BMCA Amended Tender Offer:

Notwithstanding any other provision of the BMCA Amended Tender Offer, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the BMCA Amended Tender Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the BMCA Merger Agreement, delay the acceptance for payment of any tendered Shares if:

•	A number of Shares which, when taken together with the Shares beneficially owned by Parent and the Offeror (and any of Samuel J. Heyman, Heyman Investment Associates Limited Partnership, BMCA, BMCA Holdings Corporation, G-1 Holdings Inc., G Holdings Inc., Heyman Holdings Associates Limited Partnership and any other person that has or does file an ownership statement on Schedule 13D regarding the Company together or in connection with any of the aforementioned persons) represents more than one-half of the number of Shares outstanding on a fully diluted basis has not been validly tendered and not withdrawn prior to the expiration of the BMCA Amended Tender Offer (the “Minimum Condition”).

•	The Company shall not have in all material respects performed all obligations and complied with all covenants required by the BMCA Merger Agreement to be performed or complied with by it prior to the Expiration Date, and such failure to perform shall not have been cured prior to the Expiration Date.

•	There occurs and is continuing a “Company Material Adverse Effect” (as defined in the BMCA Merger Agreement).

•	A governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the BMCA Amended Tender Offer or the BMCA Merger.

•	The BMCA Merger Agreement shall have been terminated by the Company, the Offeror or Parent in accordance with its terms.

•	Any of the representations and warranties of the Company shall not be true and correct in all respects both as of the date of the BMCA Merger Agreement and as of the Expiration Date (except representations that speak only of a specific date, in which case as of such date) except (subject to certain exceptions as specified in the BMCA Merger Agreement) where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

•	The Company shall have failed to deliver to Parent on the Expiration Date a certificate, dated as of the Expiration Date and signed by its Chief Executive Officer or another senior executive officer, certifying, solely in his or her capacity as an officer of the Company without personal liability, to the effect that certain conditions have been satisfied.

Subject to limitations contained in the BMCA Merger Agreement, the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by Parent or the Offeror, other than action or inaction in breach of the BMCA Merger Agreement) giving rise to any such conditions and may be waived by the Offeror in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of the Offeror and subject to the terms of the BMCA Merger Agreement. The failure by the Offeror at any time to exercise any of the foregoing rights is not a waiver of any right.

The foregoing summary of the conditions to the BMCA Amended Tender Offer is qualified in its entirety by reference to the BMCA Merger Agreement, which has been filed as Exhibit (e)(8) to this Statement and is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(7)	Press release issued by ElkCorp, dated February 9, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2007)
(a)(8)	Letter, dated February 12, 2007, to ElkCorp shareholders
(a)(9)	Amended and Restated Offer to Purchase, dated February 12, 2007 (incorporated by reference to Exhibit (a)(1)(Y) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(a)(10)	Opinion of Citigroup Global Markets Inc., dated February 9, 2007 (included as Annex I to this Statement)
(a)(11)	Opinion of UBS Securities LLC, dated February 9, 2007 (included as Annex II to this Statement)
(e)(8)	Agreement and Plan of Merger, dated as of February 9, 2007, by and among BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and ElkCorp (incorporated by reference to Exhibit (d)(2) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(9)	Guarantee of Building Materials Corporation of America, dated as of February 9, 2007 (incorporated by reference to Exhibit (d)(3) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(10)	Amendment to the Confidentiality Agreement, dated as of February 9, 2007, by and among Building Materials Corporation of America, Heyman Investment Associates Limited Partnership and ElkCorp (incorporated by reference to Exhibit (d)(4) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(11)	Third Amendment to Rights Agreement, dated as of February 9, 2007, by and between ElkCorp and Mellon Investor Services LLC
(e)(12)	Information Statement pursuant to Section 14(f) (included as Annex III to this Statement)

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

Name: Thomas D. Karol
Title: Chairman of the Board and
       Chief Executive Officer

Dated: February 12, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(7)	Press release issued by ElkCorp, dated February 9, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2007)
(a)(8)	Letter, dated February 12, 2007, to ElkCorp shareholders
(a)(9)	Amended and Restated Offer to Purchase, dated February 12, 2007 (incorporated by reference to Exhibit (a)(1)(Y) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(a)(10)	Opinion of Citigroup Global Markets Inc., dated February 9, 2007 (included as Annex I to this Statement)
(a)(11)	Opinion of UBS Securities LLC, dated February 9, 2007 (included as Annex II to this Statement)
(e)(8)	Agreement and Plan of Merger, dated as of February 9, 2007, by and among BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and ElkCorp (incorporated by reference to Exhibit (d)(2) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(9)	Guarantee of Building Materials Corporation of America, dated as of February 9, 2007 (incorporated by reference to Exhibit (d)(3) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(10)	Amendment to the Confidentiality Agreement, dated as of February 9, 2007, by and among Building Materials Corporation of America, Heyman Investment Associates Limited Partnership and ElkCorp (incorporated by reference to Exhibit (d)(4) to the Schedule TO of BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the Securities and Exchange Commission on February 12, 2007)
(e)(11)	Third Amendment to Rights Agreement, dated as of February 9, 2007, by and between ElkCorp and Mellon Investor Services LLC
(e)(12)	Information Statement pursuant to Section 14(f) (included as Annex III to this Statement)

Annex I Global Banking 388 Greenwich Street New York, NY 10013
February 9, 2007
The Special Committee of the Board of Directors
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
Members of the Special Committee:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of ElkCorp (other than Building Materials Corporation of America (“BMCA”), BMCA Acquisition Inc., a wholly owned subsidiary of BMCA (“BMCA Acquisition”), BMCA Acquisition Sub Inc., a wholly owned subsidiary of BMCA Acquisition (“Merger Sub”), and their respective affiliates) of the Cash Consideration (as defined below) provided for pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of February 9, 2007 (the “Merger Agreement”), among BMCA Acquisition, Merger Sub and ElkCorp. As more fully described in the Merger Agreement, (i) Merger Sub has commenced a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of ElkCorp (“ElkCorp Common Stock”) at a purchase price of $43.50 per share in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into ElkCorp pursuant to which each outstanding share of Elk Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Cash Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”).
In arriving at our opinion, we reviewed the Merger Agreement and held discussions with the Special Committee of the Board of Directors of ElkCorp (the “Special Committee”) and certain senior officers and other representatives and advisors of ElkCorp concerning the business, operations and prospects of ElkCorp. We examined certain publicly available business and financial information relating to ElkCorp as well as certain financial forecasts and other information and data relating to ElkCorp which were provided to or otherwise discussed with us by the management of ElkCorp. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ElkCorp Common Stock; the historical and projected earnings and other operating data of ElkCorp; and the capitalization and financial condition of ElkCorp. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of ElkCorp and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.
In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of ElkCorp that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to ElkCorp provided to or otherwise reviewed by or discussed with us, we have been advised by the management of ElkCorp, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ElkCorp as to the future financial performance of ElkCorp. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any
Citigroup Global Markets Inc.

The Special Committee of the Board of Directors
ElkCorp
February 9, 2007

material term, condition or agreement, and in compliance with all applicable laws, and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ElkCorp or the Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ElkCorp nor have we made any physical inspection of the properties or assets of ElkCorp. Our opinion does not address any terms or other aspects or implications of the Transaction (other than the Cash Consideration to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of ElkCorp to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for ElkCorp or the effect of any other transaction in which ElkCorp might engage. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of ElkCorp nor were we requested to, and we did not, participate in the negotiation or structuring of the Transaction; however, we discussed with senior management of, and outside advisors to, ElkCorp the process leading to the proposed Transaction, including the publicly announced unsolicited offers made by BMCA and certain of its affiliates to acquire ElkCorp, ElkCorp’s efforts to solicit other third party indications of interest in the possible acquisition of ElkCorp, and ElkCorp’s previously announced and terminated transaction with The Carlyle Group. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.
Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee in connection with the proposed Transaction. As part of our engagement, we also acted as financial advisor to the Special Committee in connection with ElkCorp’s previously proposed transaction with The Carlyle Group, for which services we received fees. We and our affiliates in the past have provided, currently are providing and in the future may provide, services to BMCA, for which services we and our affiliates have received and expect to receive compensation, including having acted or acting as joint lead arranger, joint book manager and administrative agent for, and as a lender under, certain credit facilities of BMCA. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ElkCorp and BMCA for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with ElkCorp, BMCA and their respective affiliates.
Our advisory services and the opinion expressed herein are provided for the information of the Special Committee in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of ElkCorp Common Stock in the Tender Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of ElkCorp Common Stock (other than BMCA, BMCA Acquisition, Merger Sub, and their respective affiliates).
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
I — 2

Annex II

CONFIDENTIAL

February 9, 2007

The Board of Directors
ElkCorp
14911 Quorum Drive
Suite 600
Dallas, Texas 75254

Dear Members of the Board:

We understand that ElkCorp, a Delaware corporation (the “Company”), is considering a transaction whereby BMCA Acquisition Inc., a Delaware corporation (“Parent”), a direct wholly owned subsidiary of Building Materials Corporation of America (“BMCA”), will acquire 100% of the outstanding capital stock of the Company in an all-cash transaction. Pursuant to the terms of the Agreement and Plan of Merger, draft dated January 29, 2007 (the “Agreement”), by and among the Company, Parent and BMCA Acquisition Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), Parent will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Parent (the “Transaction”). Pursuant to the terms of the Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock of the Company, par value of $1.00 per share (“Company Common Stock”), for $43.50 per share in cash, and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged (the “Merger”) into the Company and each share of Company Common Stock that remains outstanding after the Offer will be converted into the right to receive $43.50 in cash (the per share consideration in the Offer and the Merger, taken together, is referred to as the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to BMCA and certain affiliates of BMCA and to the Company and have acted as lender to BMCA and certain affiliates of BMCA unrelated to the proposed Transaction, for which UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and/or Parent and its affiliates and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, (ii) Parent and the Company will comply with all the material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Parent or the Transaction.

II-1

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review,6 with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. In addition, we have assumed, with your approval, that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction.

Very truly yours,

UBS SECURITIES LLC

II-2

Annex III

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 12, 2007 with Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of ElkCorp (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by BMCA Acquisition Inc. (“Parent”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

BMCA Acquisition Sub Inc., a wholly owned subsidiary of Parent (the “Offeror”), is offering to purchase any and all of the outstanding shares of Common Stock, par value $1.00 per share, of the Company (the “Common Stock”), together with the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a purchase price of $43.50 per share (the “Offer”). The Offer is scheduled to expire at midnight New York City time on February 21, 2007, unless extended in accordance with the terms of the Agreement and Plan of Merger, dated as of February 9, 2007, among Parent, the Offeror and the Company (the “Merger Agreement”), and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Offer is made upon the terms and subject to the conditions set forth in Parent and the Offeror’s Amended and Restated Offer to Purchase, and the related Amended and Restated Letter of Transmittal, and in the supplements or amendments thereto (the “Offer Documents”) filed with the Securities and Exchange Commission on February 12, 2007.

Pursuant to the Merger Agreement, at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that the Offeror will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn. Following the consummation of the Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s shareholders in favor of the Merger Agreement, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding Shares will be cancelled and converted into $43.50 per share, without interest, or such higher amount as may be paid in the Tender Offer.

Unless otherwise required by the context, the words “we” and “our” refer to the Company. Information contained in this Information Statement concerning Parent, the Offeror and the BMCA Designees (as defined below) has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

ELKCORP STOCK OWNERSHIP

The following table contains certain information about the beneficial ownership of our Common Stock, as of approximately February 2, 2007, by each of our directors, our executive officers named in the Summary Compensation Table in this Information Statement, and all of our current directors, director nominees and executive officers as a group. Each of the individuals marked with an asterisk below is the owner of less than one percent of the Company’s outstanding Common Stock.

As disclosed in the Offer Documents, David A. Harrison, who, as described below, is one of Parent’s nominees to the Company’s Board, beneficially owns 500 shares of the Company’s Common Stock. To the best of Parent’s and the Offeror’s knowledge, other than as disclosed herein, none of Parent’s other nominees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that could be issued upon

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the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of February 2, 2007 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 20,630,447 shares of Common Stock outstanding on February 1, 2007, without regard to shares that would be issued upon the exercise of outstanding options.

All addresses for the executive officers and directors are c/o ElkCorp, 14911 Quorum Drive, Suite 600, Dallas, Texas 75254-1491.

	Amount and Nature of
Name	Beneficial Ownership(1)		Percent of Class

Steven J. Demetriou	9,835	(2)	*
James E. Hall	324,945	(3)	1.57
Thomas D. Karol	281,684	(4)	1.35
Dale V. Kesler	46,265	(5)	*
Shauna R. King	14,265	(6)	*
Michael L. McMahan	27,280	(7)	*
Richard A. Nowak	317,553	(8)	1.52
Gregory J. Fisher	94,869	(9)	*
Matti Kiik	70,693	(10)	*
David G. Sisler	98,634	(11)	*
All directors, director nominees, and executive officers as a group (14 persons)	1,431,982	(12)	6.68

(1)	The listed persons have direct ownership and sole voting and investment power with respect to all shares in the table, except for (i) option shares as shown in notes (2) through (12); (ii) shares allocated to such persons’ accounts in the ESOP, as to which voting and investment power is shared; (iii) unvested restricted stock, as to which such persons have sole voting power but no investment power until vested; and (iv) certain shares that are treated as beneficially owned by such persons for purposes of this table, such as, but not limited to, shares which are held in the names of their spouses, minor or resident children, family partnerships, or by such persons as trustee or custodian.

(2)	Includes options currently exercisable for 5,910 shares.

(3)	Includes options currently exercisable for 40,360 shares.

(4)	Includes options currently exercisable or exercisable within sixty days for 174,636 shares.

(5)	Includes options currently exercisable for 40,360 shares.

(6)	Includes options currently exercisable for 8,860 shares.

(7)	Includes options currently exercisable for 22,360 shares.

(8)	Includes options currently exercisable or exercisable within sixty days for 237,118 shares.

(9)	Includes options currently exercisable or exercisable within sixty days for 59,788 shares.

(10)	Includes options currently exercisable or exercisable within sixty days for 43,594 shares.

(11)	Includes options currently exercisable or exercisable within sixty days for 82,039 shares.

(12)	Includes options currently exercisable or exercisable within sixty days for 794,533 shares.

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The following table contains certain information as of approximately February 2, 2007, based on the most recent available public filings, about beneficial owners who are known to own more than 5 percent of the outstanding shares of our Common Stock. The information in the table may not be current due to time lags inherent in the reporting process.

Name and Address of Beneficial Owner	Shares of Common Stock		Percent of Class

Heyman Investment Associates Limited Partnership	2,123,799	(1)	10.29
333 Post Road West Westport, CT 06880
ICM Asset Management, Inc.	1,174,200	(1)	5.70
601 West Main Avenue Suite 600 Spokane, WA 99201-0613
Trustee for the ElkCorp Employee Stock Ownership Plan	1,078,665	(2)	5.23
c/o ElkCorp 14911 Quorum Drive, Suite 600 Dallas, TX 75254-1491
T. Rowe Price Associates, Inc.	1,069,580	(1)(3)	5.22
100 E. Pratt Street 9th Floor Baltimore, MD 21202-1009
Barclays Global Investors, NA	1,034,120	(1)	5.02
45 Fremont Street San Francisco, CA 94105

(1)	Based solely on information provided by the beneficial owner in filings with the Securities and Exchange Commission.

(2)	Has shared voting and investment power as to all such shares.

(3)	Based on information provided to the Company on September 6, 2006, T. Rowe Price has sole investment power with respect to all of such shares, sole voting authority with respect to 325,000 shares, shared voting power over none of the shares and shared investment power over none of the shares.

BOARD OF DIRECTORS

General

The Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of February 1, 2007, there were 20,630,447 shares of Common Stock issued and outstanding. The Board currently consists of seven members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. The Board is divided into three classes of directors each serving three-year terms.

The term of two directors expires at the Company’s annual meeting of stockholders in 2007; the term of three directors expires at the Company’s annual meeting of stockholders in 2008; and the term of two directors expires at the Company’s annual meeting of stockholders in 2009.

Right to Designate Directors

The Merger Agreement provides that, subject to applicable laws, promptly upon the payment for all shares tendered pursuant to the Offer which represent at least a majority of the shares of Common Stock outstanding, and from time to time thereafter as shares are acquired by Parent or the Offeror, Parent will be entitled to designate, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, such number of directors, rounded up to the next whole number, to the board of directors of the Company (the “BMCA Designees”), as is equal to the product of the total number of directors on the board

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(determined after giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent or its affiliates bears to the total number of shares of Common Stock outstanding. However, the Merger Agreement provides that if the BMCA Designees are appointed to the Board, until such time as the Merger becomes effective (the “Effective Time”), the Company’s Board must have at least three directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (“Independent Directors”). Moreover, the Merger Agreement provides that in the event there are fewer than three Independent Directors, the Board will take all action necessary to cause the remaining Independent Director(s) to fill the vacancy(ies) with individuals who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent. If no Independent Directors remain, the other directors will designate three persons to fill the vacancies who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent. The Company will also, subject to applicable law or NYSE rules, cause each committee of the Board and, at Parent’s request, the board of each of the Company’s subsidiaries and its committees to include such number of persons designated by Parent as constitutes the same percentage of each committee or board as the BMCA Designees constitutes of the board of directors of the Company.

The Company will, upon Parent’s request, subject to the Company’s Certificate of Incorporation, promptly increase the size of the Board or exercise its best efforts to secure resignations of directors to enable the BMCA Designees to be elected to the Board as described above, and will cause the BMCA Designees to be elected consistent with the above.

Following the election or appointment of the BMCA Designees to the Board and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to:

i. authorize any agreement between the Company or any of its subsidiaries, on the one hand, and Parent, the Offeror and any of their affiliates (other than the Company and any of its subsidiaries), on the other hand;

ii. amend or terminate the Merger Agreement on behalf of the Company;

iii. exercise or waive any of the Company’s rights or remedies under the Merger Agreement;

iv. extend the time for performance of Parent’s or the Offeror’s obligations under the Merger Agreement; or

v. take any other action by the Company in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement required to be taken by the Board of the Company.

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INFORMATION CONCERNING PARENT’S NOMINEES
TO THE COMPANY’S BOARD OF DIRECTORS

Assuming the Offeror purchases a majority of the Common Stock pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Board by requesting that the Company secure the resignations of four current directors of the Company and by appointing the following four people to fill the resulting vacancies on the Company’s Board: Robert B. Tafaro, John F. Rebele, David A. Harrison and Kenneth E. Walton.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of Parent’s nominees to the Company’s Board.

To the best of Parent and the Offeror’s knowledge, none of Parent’s nominees to the Company’s Board listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All nominees listed below are citizens of the United States. None of the nominees below is related to any other nominee or to any executive officer of the Company.

Name and Current
Business Address	Age	Present Principal Occupation and 5 Year Employment History

Robert B. Tafaro 1361 Alps Road Wayne, NJ 07470	56	Currently, Mr. Tafaro is the Chief Executive Officer, President and director of BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and BMCA. Mr. Tafaro joined BMCA in 1989. Mr. Tafaro has been a director of BMCA and some of its subsidiaries for more than five years and served as Chief Executive Officer and President of BMCA since April 2006. He also served as Chief Operating Officer of BMCA from October 2005 to April 2006, Executive Vice President, Roofing Systems of BMCA and some of its subsidiaries from February 2005 to April 2006, Senior Vice President and General Manager — Roofing Systems Sales of BMCA and some of its subsidiaries from October 2003 to February 2005, and Senior Vice President and General Manager — Residential Systems of BMCA and some of its subsidiaries from July 2000 to October 2003. Mr. Tafaro has also served as Chief Executive Officer, President and director of BMCA Holdings Corporation since 2006 and director of G-I Holdings Inc. since 2006.
John F. Rebele 1361 Alps Road Wayne, NJ 07470	51	Currently, Mr. Rebele is the Senior Vice President, Chief Financial Officer, Chief Administrative Officer and director of BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and BMCA. Mr. Rebele has been a director of BMCA since January 2001 and of some of BMCA’s subsidiaries since March 2001. He also has been Senior Vice President and Chief Financial Officer of BMCA and some of its subsidiaries since December 2001 and was Vice President and Chief Financial Officer of the same companies from January 2001 to December 2001. He was Vice President — Finance of BMCA and some of BMCA’s subsidiaries from March 1998 to January 2001.
David A. Harrison 1361 Alps Road Wayne, NJ 07470	50	Mr. Harrison has been a director of BMCA and some of BMCA’s subsidiaries since September 2000. He also has been Senior Vice President — Marketing, Contractor Services and Corporate Development of BMCA and some of BMCA’s subsidiaries since July 2000. He has also served as President of GAF Materials Corporation (Canada) since July 2000.
Kenneth E. Walton 1361 Alps Road Wayne, NJ 07470	50	Mr. Walton has been a director of BMCA and some of BMCA’s subsidiaries since September 2000. He also has been Senior Vice President — Operations of BMCA and some of BMCA’s subsidiaries since July 2000.

None of Robert B. Tafaro, John F. Rebele, David A. Harrison and Kenneth E. Walton is currently a director of, or holds any position with, the Company. To the best of Parent and the Offeror’s knowledge, none of Robert B. Tafaro, John F. Rebele, David A. Harrison and Kenneth E. Walton or any of his affiliates (i) has a familial

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relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed in the Offer Documents.

Current Board of Directors

To the extent the Board will consist of persons who are not BMCA Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

There are no familial relationships among the current directors or officers of the Company. The names of the current members of the Board and certain information about them are set forth below:

Name	Age	Position
Thomas D. Karol	48	Chairman of the Board and Chief Executive Officer of the Company
Dale V. Kesler	68	Retired former Managing Partner, Arthur Andersen LLP, Dallas/Fort Worth
James E. Hall	71	Officer and Director of Chaparral Cars, Inc. and Partner of Condor Operating Company
Shauna R. King	49	Vice President of Finance and Administration of Yale University
Steven J. Demetriou	48	Chairman of the Board and Chief Executive Officer of Aleris International, Inc.
Michael L. McMahan	59	Independent Consultant
Richard A. Nowak	65	President and Chief Operating Officer of the Company

Thomas D. Karol was elected as the Company’s Chairman of the Board and Chief Executive Officer on March 31, 2002, upon Harold K. Work’s retirement from that position. Mr. Karol served as President and Chief Executive Officer of the Company beginning March 26, 2001. He also serves as a director and officer of all but one of the Company’s subsidiaries. Mr. Karol served as President of the Brinkman Hard Surfaces Division of Beaulieu of America from December 1999 until February 2001. He had served as Chief Executive Officer of Pro Group Holdings, Inc. for more than five years prior to December 1999, when Pro Group Holdings was purchased by Beaulieu. The Brinkman Hard Surfaces Division of Beaulieu manufactured and distributed various flooring products. Mr. Karol is a director of Information Retrieval Methods, Inc., a private concern. He has served on the Company’s Board since 1998. He chairs the Executive Committee of the Company’s Board of Directors.

Dale V. Kesler retired in 1996 from Arthur Andersen LLP, where he was Managing Partner of the Dallas/ Fort Worth office from 1983 to 1994. He began employment with Arthur Andersen in 1962 and became head of the Audit Practice at the Dallas office in 1973. In 1982, he moved to Arthur Andersen’s headquarters where he was responsible for strategic planning worldwide for the Audit and Business Advisory practice of Arthur Andersen. From August through November 2000, Mr. Kesler served as interim President and Chief Executive Officer of American Homestar Corporation during its search for a new CEO. He currently serves on the boards of directors of New Millennium Homes, Triad Hospitals, Inc., and Cellstar Corporation, and serves on several committees and boards of various charitable and civic organizations. Mr. Kesler has served on the Board since 1998. He serves on the Company’s Audit Committee (Chairman), Compensation Committee, Corporate Governance Committee, Executive Committee, and Special Committee (Chairman).

For more than five years, James E. Hall has been President and a director of Chaparral Cars, Inc., which has built and operated cars for major national and international racing events, and Partner of Condor Operating Company, independent oil and gas operators. Mr. Hall is also a director and officer of Hall Racing, Inc. and Condor Aviation Company, Inc. Mr. Hall serves on the Audit Committee, Compensation Committee, the Corporate Governance Committee, and the Special Committee. He has served as a director since 1974.

Shauna R. King was appointed Vice President of Finance and Administration of Yale University effective June 1, 2006. Previously, she served as an independent consultant after serving in various management positions at

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PepsiCo for the previous seventeen years. From May 2000 to March 2003, she served as President and Global CIO of PepsiCo Shared Services, and in 2003 served in a special capacity as Chief Transformation Officer in which she was responsible for transforming PepsiCo into a more cohesive, unified company that would share similar business processes and common IT systems. Ms. King chairs the Company’s Compensation Committee and serves on its Audit Committee, Corporate Governance Committee, and Special Committee. She has served as a director since 2004.

Steven J. Demetriou became Chairman of the Board and Chief Executive Officer of Aleris International, Inc. on December 9, 2004 following the merger of Commonwealth Industries, Inc. and IMCO Recycling Inc. He was appointed President and Chief Executive Officer of Commonwealth in June 2004 after serving as a member of that company’s board of directors since 2002. Before joining Commonwealth in 2004, Mr. Demetriou was President and Chief Executive Officer of Noveon, Inc. since 2001. From 1999 to 2001 he was Executive Vice President of IMC Global Inc. and also served as President of IMC Crop Nutrients. Mr. Demetriou also currently serves on the boards of directors of OM Group, Inc. and the United Way of Northeastern Ohio. Mr. Demetriou is a member of the Company’s Audit Committee, Compensation Committee, Corporate Governance Committee, and Special Committee. He has served as a director since 2005.

Michael L. McMahan retired from Texas Instruments in May 2001 and is currently serving as an independent consultant to the wireless industry. During his last five years at Texas Instruments, Mr. McMahan served as the worldwide research & development director for TI’s Wireless Business Unit. He was elected as a TI Fellow in 1990. Mr. McMahan served on the President’s Export Council Subcommittee on Encryption, to which he was appointed in 2001. He was appointed and served on the Technical Advisory Board of SyChip until 2006 and currently is a member of the Board of Directors of the First Tee of Greater Austin, a central Texas non-profit. Mr. McMahan has served on the Board since 2001. He serves on the Company’s Corporate Governance Committee (Chairman), Audit Committee, Compensation Committee, Executive Committee, and Special Committee.

Richard A. Nowak was elected by the Board as President and Chief Operating Officer of the Company on March 31, 2002. From September 24, 2001 until his election as President and Chief Operating Officer, he served as Executive Vice President of the Company. Mr. Nowak also serves as President and Chief Operating Officer of each of the Elk Building Products subsidiaries and is a director and officer of all but one of the Company’s other subsidiaries. From December 1998 until December 2001, he also served as President and Chief Executive Officer of Elk Corporation of Dallas (now known as Elk Premium Building Products, Inc.) and each of its subsidiaries. Mr. Nowak serves as a director and as Chairman of the Executive Committee of the Asphalt Roofing Manufacturers Association and as a director for the Association of Graduates of the United States Military Academy, West Point, N.Y. He has served on the Board of Directors of the Company since 2001, and as a member of the Executive Committee.

Director Independence

Our Board of Directors provides guidance and strategic oversight to our management with the objective of optimizing shareholders’ returns on their investment in the Company. The Board intends to ensure that there is independent review and oversight of management, as well as approval of significant strategic and management decisions affecting the Company.

To this end, for many years a majority of our Board has consisted of non-employee directors. Currently, five of seven directors have been determined by our Board to be independent under NYSE rules and the ElkCorp Corporate Governance Guidelines. No less than annually, our Board of Directors makes an affirmative determination as to each director’s independence, based on directors’ responses to detailed questionnaires and director self reporting. The Board determines whether each director is free of a material relationship with the Company, its subsidiaries, affiliates or officers, other than his/her relationship as a director or Board committee member, and is otherwise independent. The Board confirms whether a director is disqualified from independence under applicable SEC or NYSE standards, and any other applicable laws, regulations, and rules. In addition, our Board makes a more subjective judgment whether the director is free of any other direct or indirect relationship with the Company or its subsidiaries that is reasonably likely to interfere with the director’s exercise of his or her independent judgment based on the corporate merits of a subject before the Board rather than extraneous considerations or influences.

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In fiscal 2006, our Board determined that Directors Demetriou, Hall, Kesler, King and McMahan do not have any relationships with the Company other than their service as directors or Board committee members and are independent, and that Directors Karol and Nowak do not qualify as independent under applicable rules. Our independent directors have the opportunity to meet in closed session as part of each Board meeting.

Independent directors who serve on our Executive Committee act as facilitators for these closed sessions and rotate as the presiding director at these sessions.

Furthermore, the Board of Directors, as recommended by the Corporate Governance Committee, has adopted the ElkCorp Corporate Governance Guidelines published on our website at www.elkcorp.com. The Guidelines are intended to formalize certain elements of the Company’s commitment to sound corporate governance. Among other things, the Guidelines provide that directors are precluded from standing for election to the Board after their 70th birthdays and are required to retire from the Board at the end of the term during which such birthday falls.

Board Meetings

Regular meetings of the Board are scheduled throughout the year, and special meetings are held when required. The Board held eight meetings in fiscal 2006. In fiscal 2006, all directors then serving attended all Board meetings and more than seventy-five percent of the meetings of committees on which they served, in person or by conference telephone. Although we do not have a formal policy for director attendance at our annual meeting of shareholders, we encourage them to attend, and the meeting is scheduled in tandem with a regular Board meeting. For the past three years, all directors have attended our annual meeting of shareholders.

Communications with the Board

Shareholders and other interested parties may communicate directly with our Board of Directors, any Board committee, all independent directors, or any one director serving on the Board by sending written correspondence to the desired person or entity attention of the Company’s Secretary at ElkCorp, 14911 Quorum Drive, Suite 600, Dallas, Texas 75254.

Board Compensation

The Compensation Committee of our Board of Directors sets director compensation. As it did for executive compensation, the Committee engaged an independent third party compensation consultant to perform a marketplace compensation analysis. Similar to its approach with executive officers, the Committee sought to establish annual outside director fees at levels approximating the market 50th percentile, and the value of equity incentive compensation at a level benchmarked to the market 62nd percentile.

At current rates, each of our non-employee directors receives annual cash compensation of $45,000, a $5,000 annual retainer for service as the chair of either the Compensation or Corporate Governance Committees and $7,500 for service as the chair of the Audit Committee. Under the Company’s Deferred Compensation Plan, a director is able to elect annually to defer all or a portion of his or her director’s fees and to have such deferred fees earn returns tied to certain investment alternatives.

In addition, each non-employee director currently receives, on an annual basis, equity awards under our Equity Incentive Compensation Plan. In October 2006, the Company awarded each non-employee director options to purchase 2,965 shares of Common Stock at an exercise price equal to the fair market value of the shares at the date of grant and 1,635 shares of restricted stock. In addition, the Company awarded Mr. Hall, who has served on the Board since 1974 and who is expected to be retiring in 2007, an additional 3,835 shares of restricted stock. The options are immediately exercisable, have a ten-year term, and will be exercisable for a five-year period after termination of a director’s service due to death, disability or retirement after age 70, but are exercisable only for three months after termination of their service for any other reason; however, the options may never be exercised after their original expiration date. The restricted stock vests 100 percent three years after issuance with continued service as a director.

The members of the Special Committee have received or will receive additional cash compensation in consideration of the substantial additional time devoted to their service on the Special Committee, in the following

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amounts: for Mr. Kesler, the Chairman of the Special Committee, $85,000; for each other member of the Special Committee, $50,000.

A director who is also an employee of the Company is not entitled to any additional compensation for serving as a director.

EXECUTIVE OFFICERS

The Board of Directors designated the following persons as executive officers for the 2006 fiscal year:

	Period Served
Name	as Officer	Age	Position

Thomas D. Karol	5 years	48	Chairman of the Board and Chief Executive Officer
Richard A. Nowak	5 years	65	President and Chief Operating Officer
David G. Sisler	11 years	49	Senior Vice President, General Counsel and Secretary
Matti Kiik	5 years	65	Senior Vice President and Chief Technology Officer
Gregory J. Fisher	5 years	56	Senior Vice President, Chief Financial Officer and Controller
Curt A. Barker	1 year	50	Senior Vice President, Sales and Marketing
Leonard R. Harral	12 years	55	Vice President, Chief Accounting Officer and Treasurer
Glenn A. Gies	1 year	46	Vice President, Information Technology
Jan Jerger-Stevens	9 months	44	Vice President, Human Resources

All of the executive officers except Ms. Jerger-Stevens have been employed by ElkCorp or its subsidiaries in responsible management positions for more than the past five years. Mr. Barker and Mr. Gies were employed in responsible management positions at an ElkCorp subsidiary company for more than the past five years. Ms. Jerger-Stevens became Vice President, Human Resources of ElkCorp on April 17, 2006. For the prior two years, Ms. Jerger-Stevens was employed by Jacuzzi Brands, Inc. as Director of Human Resources. Previously, she spent nearly fourteen years with Ingersoll-Rand Company, including most recently four years as Vice President, Human Resources for its Specialty Equipment Business.

Officers are elected annually by the Board of Directors following the Annual Meeting of Shareholders.

CORPORATE GOVERNANCE

Organization of the Board of Directors and its Committees

Our Board of Directors has established the committees described below to assist it in discharging its responsibilities. Each of the committees, other than the Executive Committee, on which Mr. Karol and Mr. Nowak serve, is composed entirely of directors the Board has determined to be independent and “financially literate” under NYSE and SEC rules and the ElkCorp Corporate Governance Guidelines.

Audit Committee

The Audit Committee, which met seven times in fiscal 2006, is composed of Dale V. Kesler (Chairman), Steven J. Demetriou, James E. Hall, Shauna R. King, and Michael L. McMahan. The Board believes that Messrs. Demetriou and Kesler and Ms. King qualify as “financial experts” under Rule 10A-3 and Regulation S-K promulgated by the SEC. Mr. Kesler serves as a member of three other public company audit committees. In fiscal 2006, the Board considered Mr. Kesler’s board and committee service for other companies, and determined based on his time commitments, work ethic, experience and qualifications, including his financial expertise, that such

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service would not impair his ability to effectively serve on our Audit Committee and that he was an appropriate member of the Audit Committee, the Board and the other committees on which he serves.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Board chartered the Audit Committee to assist the Board in fulfilling its oversight responsibilities as to auditing, accounting and financial information the Company provides to any governmental body or the public. The Audit Committee’s responsibilities are described in detail in its charter, which is published on our website at www.elkcorp.com. The Board has determined that the committee ordinarily will meet at least five times per year.

Compensation Committee

The Compensation Committee, which met four times in fiscal 2006, is composed of Ms. King (Chairperson) and Messrs. Demetriou, Hall, Kesler and McMahan. The committee reviews and recommends to the Board the compensation of the Company’s executive officers and, subject to ratification by the Board, makes grants of stock options, restricted stock or other awards under the Company’s Equity Incentive Compensation Plan. The committee’s duties are described in the Compensation Committee Charter, which is published on our website at www.elkcorp.com.

The Compensation Committee of the Board of Directors, which is governed by a charter that is published on the Company’s website, is responsible for providing advice and recommendations to the Board and establishing the policies which govern executive compensation programs of the Company. The Compensation Committee also establishes compensation for officers of the Company and makes grants of awards under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (the “2004 Plan”). The Committee consists entirely of directors determined by the Board to be independent and free from interlocks with other companies’ boards of directors and compensation committees that could create conflicts of interest. In fiscal 2006, as in other recent years, the Committee utilized the services of an independent third-party compensation consultant to assist it in performing its responsibilities.

Corporate Governance Committee

The Corporate Governance Committee met six times in fiscal 2006. The Corporate Governance Committee consists of Messrs. McMahan (Chairman), Demetriou, Hall, Kesler and Ms. King. The purpose of the Corporate Governance Committee is to consider, report periodically and submit recommendations to the Board on all matters relating to the corporate governance of the Company, including without limitation the selection, qualification and nomination of director candidates. The Corporate Governance Committee’s responsibilities are described in detail in its charter, which is published on our website at www.elkcorp.com.

Executive Committee

The Board established the Executive Committee primarily to act upon urgent matters when our Board is not in session. As set forth in the ElkCorp Corporate Governance Guidelines, the Executive Committee will consist of the Chairman of the Board, Chief Executive Officer and President of the Company, if they serve on the Board, and an equal or greater number of independent directors. Through the quorum and unanimous vote requirements for Executive Committee action, the Board has ensured that each independent director on the Executive Committee in effect may veto any Executive Committee action or require that it be voted on by the full Board. There were no meetings of the Executive Committee in fiscal 2006. The Executive Committee consists of Messrs. Karol (Chairman), Kesler, McMahan and Nowak.

Special Committee

In October 2006, the Board established a Special Committee, consisting of all five of the Company’s independent, non-employee directors, to oversee the process of reviewing the Company’s strategic alternatives, including a possible merger or sale of the Company. The Special Committee consists of Messrs. Kesler (Chairman), Demetriou, Hall, McMahan and Ms. King.

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Compensation Committee Interlocks and Insider Participation

During fiscal 2006, no member of our Compensation Committee was an officer (or former officer) or employee of the Company or its subsidiaries. No ElkCorp director or executive officer had a relationship with ElkCorp or any other company during fiscal 2006 that the SEC defines as a compensation committee interlock that should be disclosed to shareholders.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors, which is governed by a charter that is published on the Company’s website, is responsible for providing advice and recommendations to the Board and establishing the policies which govern executive compensation programs of the Company. The Committee also establishes compensation for officers of the Company and makes grants of awards under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (the “2004 Plan”). The Committee consists entirely of directors determined by the Board to be independent and free from interlocks with other companies’ boards of directors and compensation committees that could create conflicts of interest. In fiscal 2006, as in other recent years, the Committee utilized the services of an independent third-party compensation consultant to assist it in performing its responsibilities.

Our Philosophy

Our philosophy, and the Board’s philosophy, is to offer key executive officers a competitive compensation package that is tied to the performance and contribution of the executive, as well as the overall success of the Company. The Company directly links executive and shareholder interests through equity-based plans and plans that reward the executive when the Company achieves specific operating results. We intend to motivate and reward executives for performance that enhances shareholder value, and to retain executives who are critical to the long-term success of the Company. The Committee and Board seek an appropriate balance between short- and long-term incentives in reviewing and approving compensation programs and individual compensation awards.

Key Elements of Executive Compensation

In fiscal 2006, the key elements of compensation the Company paid to its executives were base salary, cash profit-sharing awards made in the form of dollar-denominated performance units, restricted stock grants, performance stock awards, stock options, and, as to executives who were not ElkCorp executive officers, stock loans under the Company’s Stock/ Loan Plan. The Company intends for each element of compensation to provide a distinct set of incentives to the executive.

• Base Salary

The Committee approves and recommends ratification to the Board of base salaries of the Company’s executive officers. We base our determination on our subjective evaluation of whether the proposed base salary is appropriate in relation to salaries in the Company’s compensation peer group for the equivalent position and to the executive’s individual performance.

Prior to approving salaries for fiscal 2006 and recommending ratification to the Board, we reviewed a survey of competitive salaries paid by other companies in the Company’s compensation peer group. Our independent consulting firm developed the survey. Our independent compensation consultants selected our peer group from their database of companies with revenues comparable to the Company’s. The Company used the survey data to establish the range of compensation for each executive, with the mid-point in that range being close to the median salary for the executive’s position within the compensation peer group. The executive’s progress in the applicable salary rate range generally depends upon their individual skills, abilities and performance.

We also reviewed the Company’s annual performance evaluations for its executive officers. The executive officer’s immediate superior completed this annual performance review based on their evaluation of the executive’s

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achievement of individual strategic and operational goals, and fulfillment of established position requirements and expectations. The Committee conducted the evaluation of the Chairman of the Board and Chief Executive Officer and of the President and Chief Operating Officer by obtaining a performance review from their direct reports in addition to the Committee’s and Board’s own evaluations. None of the evaluations contained specific weighting of factors for determining overall job performance, but did contain numerical grading of the executive’s performance as to each “quality requirement,” a goal established for that executive at the beginning of the fiscal year as part of the Company’s strategic planning.

• Cash Profit-Sharing

We believe that a significant portion of annual compensation for each executive officer should be linked solely to the Company’s short-term financial performance. Accordingly, in fiscal 2006 the Company made profit-sharing payments structured as dollar-denominated performance unit awards under the 2004 Plan. These awards resulted in payouts of quarterly cash profit-sharing bonuses when the Company achieved operating income that brought its return on equity within a specified percentile range of returns generated by other NYSE companies. Management, the Committee and the full Board each certifies the Company’s actual quarterly performance versus the threshold, target and maximum levels established at the beginning of the fiscal year for profit-sharing purposes.

Under the Company’s profit-sharing plan, each officer and eligible employee is assigned a “profit-sharing percentage” that is recommended by the Company and approved by the Committee based on a subjective evaluation of the executive’s position with the Company and potential to impact Company performance. The Compensation Committee also approves, subject to Board ratification, return on equity (ROE) bands equal to specific percentiles of the ROE of other NYSE companies over the previous three years. For fiscal 2006, it approved three performance bands: a minimum threshold ROE (ROE(Min)) equal to the 32nd percentile of NYSE companies, a target ROE (ROE(Target)) equal to the 68th percentile of NYSE companies, and a maximum ROE (ROE(Max)) equal to the 84th percentile of NYSE companies. The ROE was converted to equivalent operating income before profit-sharing payments for purposes of profit-sharing calculations for ElkCorp and each operating subsidiary. We generally exclude asset write-downs and gains and losses from extraordinary transactions from the calculation of operating income for profit-sharing purposes, but not operating income or losses from discontinued operations, based on what results are within the reasonable control of the Company’s management.

If ROE(Min) for the fiscal year is not met, no cash profit-sharing will be paid. If ROE(Target) is met for the fiscal year, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by his or her profit sharing percentage. If ROE(Max) is met or exceeded, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by twice his or her profit-sharing percentage. Payments are prorated for performance between ROE(Min) and ROE(Max), according to the percentage beyond ROE(Min) of ROE(Target) achieved, or percentage beyond ROE(Target) of ROE(Max) achieved, as applicable. The annual cash profit-sharing amount is paid in quarterly “progress” installments, but payments for performance above target are not paid until after the end of the fiscal year.

For fiscal 2006, in accordance with its ROE performance of 16.8 percent, the Company made cash profit-sharing payments to its executive officers at 131.05 percent of target.

• Long-term Incentive Compensation

In fiscal 2006 the Committee engaged an independent third party compensation consultant to perform a marketplace compensation analysis and issue recommendations. The consultant recommended and the Committee determined that it would be in the best interests of the Company and its shareholders to continue its long-term compensation program first established in fiscal 2004 and 2005. The Committee decided to continue to maintain annual salary and bonus opportunity at levels approximating the market 50th percentile, and levels of long-term incentive compensation benchmarked to the market 62nd percentile, with the same mix of vehicles utilized in fiscal 2005 to provide that long-term compensation to executive officers. Further, our Compensation Committee maintained its existing stock ownership retention guidelines for our directors and officers, which provides that each individual director and officer is expected to retain no less than fifty percent, on an after-tax basis, of the Common Stock they acquire by way of equity incentive compensation awards. This guideline applies to all awards

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made from and after fiscal 2005, and will be enforced through the Committee’s potential reduction of future awards if an officer is out of compliance with the retention requirement.

Since shareholder approval of the 2004 Plan, the Committee has made and the Board has ratified awards to executive officers of a combination of options vesting over three years and performance stock on a three-year performance cycle. No payouts will occur for those performance stock awards until the end of the respective three-year performance cycles, and then only if performance warrants the payout by exceeding the minimum “threshold” performance measures we approved as part of the awards, as described below under “Performance Stock.” New performance cycles have been established so that the ends of such cycles will be “laddered” going forward.

• Stock Loans/ Restricted Stock

During fiscal 2006, the Company continued to maintain its Stock/ Loan Plan for more limited purposes than it was used historically. Under the Stock/ Loan Plan, the Company granted to certain key employees other than executive officers of ElkCorp the right to obtain a loan from the Company, the proceeds of which must be used to purchase the Company’s Common Stock or applied to recent Company stock purchases. Since April 2002, the Company has not made stock loans to ElkCorp’s executive officers. As a result of the Sarbanes-Oxley Act of 2002, which contained broad personal loan prohibitions, the Stock/ Loan Plan is no longer a viable benefit program for these executive officers. In fiscal 2006, the Committee continued its modified practice of awarding restricted stock grants, under the 2004 Plan and its predecessor plan, in place of stock loans to ElkCorp executive officers. These awards had a value substantially equivalent to the value of the stock loans they would have received but for the prohibition. Accordingly, at the end of each fiscal quarter in which profit-sharing occurs, an ElkCorp officer will be entitled to a restricted stock award with a value equal to a specific percentage of the cash profit-sharing payment he or she receives for the same quarter. The value of the restricted stock award is divided by the then market price of the stock (with no discount for restrictions) to derive the number of shares of restricted stock awarded for the quarter. Fiscal 2006 restricted stock awards will vest ratably over five years with continued service to the Company or its subsidiaries.

Like cash profit-sharing bonuses, restricted stock grants depend upon the Company’s achievement of short-term earnings targets. By operation of its formula, the Company makes larger restricted stock grants the better its short-term operating earnings. As with profit-sharing, restricted stock awards are not made if short-term operating earnings do not attain the threshold level. Unlike the case with cash profit-sharing bonuses, however, the executive will realize a benefit that also varies according to long-term factors service to the Company, which is necessary for vesting to occur, and increases in shareholder value over the period the executive holds Company restricted stock.

• Stock Options

In fiscal 2006, we made awards of incentive and nonqualified stock options to Company executives under the predecessor plan to the 2004 Plan. These awards were ratified by the Board. The value of restricted stock awards that will be made for the fiscal year if the Company achieves target performance is deducted from an officer’s total long-term incentive compensation award value, and the remainder of the long-term incentive compensation award value is split 25/75 between stock options and performance stock. As a result, Company officers received 25 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of stock options. We use the Black-Scholes option pricing model as part of a calculation of the number of option shares with the intended value. Stock options we awarded to executives in fiscal 2006 will have a ten-year term and become exercisable ratably over three years of continued service to the Company or its subsidiaries, with an option price equal to the market value on date of grant.

• Performance Stock

Performance stock consists of shares of Common Stock issued to executive officers only if and when the Company achieves pre-defined performance for the defined performance cycle. Company officers received 75 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of performance stock award agreements. The performance stock award agreements issued in fiscal 2006 contained a three-year performance cycle ending June 30,

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2008. Payouts of Common Stock pursuant to those awards will range from none to 150 percent of the target number of shares, depending on the performance of the Company. If the Company achieves less than the defined “threshold” performance for that performance cycle, there will be no stock distributed to the executive under that award. If we achieve the defined “target” level of performance, we would make payouts equal to the target number of shares. If the Company exceeded the target level of performance, payouts would exceed the target number of shares, up to a maximum payout of 150 percent of the target number of shares, depending on the increment beyond target performance achieved.

Although the Committee has the flexibility under the 2004 Plan to adjust performance measures in the future, its fiscal 2006 awards were performance stock in the form of shares of Common Stock earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Other Compensation

We also believe that to retain high quality executive talent, the Company must maintain a competitive package of compensatory employee benefit and welfare plans. The Company’s executives currently are eligible to participate in the Company’s 401(k) plan, employee stock ownership plan, a deferred compensation plan and other employee benefit and welfare programs that are generally available to employees. The Company establishes these programs based primarily on its subjective evaluation of competitive practices at similar companies who compete with the Company for personnel.

Summary of Factors Influencing Compensation for Fiscal 2006

The table below summarizes the performance and other factors directly influencing the amounts of the Company’s executive compensation for fiscal 2006:

Factors Directly Influencing Amounts of Executive Compensation
		Short-Term		Continued	Long-term
	Competitive	Performance		Service	Increases in
	Practices	Individual	Company	to Company	Shareholder Value

Base Salary	X	X
Profit-sharing Bonuses	X		X
Stock Loans/ Restricted Stock	X		X	X	X
Stock Options	X			X	X
Performance Stock	X		X	X	X
Other	X			X	X

Although base salary and cash profit-sharing bonuses are directly linked to short-term individual and Company performance, respectively, rather than long-term increases in shareholder value, many short-term performance goals are part of the Company’s long-term strategic plan, which is designed to result in long-term increases in shareholder value.

CEO Compensation

We approve and recommend the CEO’s compensation to the Board, with each component determined according to the criteria described above. In fiscal 2006, the Committee evaluated Mr. Karol’s performance utilizing a review by the Board and Mr. Karol’s direct reports. The Committee also evaluated competitive compensation data developed by its independent compensation consultant.

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We believe that Mr. Karol’s salary is competitive in relation to salaries of chief executive officers within the Company’s compensation peer group.

Mr. Karol’s cash profit-sharing bonus and restricted stock awards in fiscal 2006 were calculated using the application of a formula to a target amount as described above in the Cash Profit-Sharing section of this report. His cash profit-sharing percentage in fiscal 2006 was 70 percent of salary and his restricted stock percentage was 60 percent of cash profit-sharing.

In fiscal 2006, we applied the ordinary methodology in determining Mr. Karol’s long-term incentive compensation, which was made 75 percent in the form of performance stock and 25 percent in the form of stock option awards, after deducting his target opportunity to earn restricted stock in fiscal 2006 from the total dollar value of fiscal 2006 long-term incentive compensation approved for Mr. Karol.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to the named executive officers to $1 million per officer in any one year. Compensation which qualifies as performance-based compensation is not taken into account for purposes of this limitation. The Company intends to take the position that all compensation paid during fiscal year 2006, including amounts associated with the Company’s Equity Incentive Compensation Plan, is deductible for federal income tax purposes. Should the compensation level of any named executive officer exceed $1 million for purposes of Internal Revenue Code Section 162(m), the Committee and Board will determine whether such compensation is appropriate, but may be influenced by factors other than full tax deductibility.

ElkCorp Compensation Committee
Shauna R. King, Chair
Stephen J. Demetriou
James E. Hall
Dale V. Kesler
Michael L. McMahan

As of September 7, 2006

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Performance Graphs

The graphs below compare the cumulative total shareholder return on our Common Stock, including reinvestment of dividends, for the last five and ten fiscal years with the cumulative total return of the Russell 2000 Stock Index and the Dow Jones Building Materials Index over the same periods.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

	Cumulative Total Return
	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	136.28	113.35	121.53	145.97	142.85
Russell 2000	100.00	91.33	89.83	119.80	131.12	150.23
Dow Jones US Building Materials & Fixtures	100.00	107.69	98.71	137.00	168.18	183.93

*	$100 INVESTED ON 6/30/01 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

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COMPARISON OF 10 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

	Cumulative Total Return
	6/96	6/97	6/98	6/99	6/00	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	154.76	212.36	371.12	295.16	262.86	358.21	297.94	319.45	383.69	375.49
Russell 2000	100.00	116.33	135.53	137.56	157.27	158.30	144.57	142.20	189.64	207.56	237.81
Dow Jones US Building Materials & Fixtures	100.0	129.72	163.67	162.57	114.80	134.47	144.81	132.74	184.23	226.15	247.34

*	$100 INVESTED ON 6/30/96 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

The preceding graphs are presented in accordance with SEC requirements. You are cautioned against drawing any conclusions from this information, as past results do not necessarily indicate future performance. The graphs in no way reflect a forecast of future financial performance.

Despite any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, the Compensation Committee Report and performance graphs included with this proxy statement are not incorporated by reference into any such filings.

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Summary Compensation Table

The following table contains information about the compensation for the last three fiscal years of each person who served as chief executive officer during fiscal 2006 and each of the four other most highly compensated executive officers of ElkCorp (referred to below as the named executive officers), based on salary and bonus for fiscal 2006.

				Long-term Compensation Awards
					Securities
					Underlying
Name and Principal	Fiscal	Annual Compensation		Restricted	Stock Options		All Other
Position(a)	Year	Salary	Bonus(b)	Stock ($)(c)	(# of Shares)(d)	Payouts(e)	Compensation(f)

Thomas D. Karol	2006	$627,000	$575,178	$345,074	35,550	—	$119,030
	2005	615,000	674,163	1,435,578	31,803	—	87,661
	2004	565,000	379,782	189,858	135,500	—	68,955
Richard A. Nowak	2006	$464,000	$364,843	$182,490	21,447	—	$79,749
	2005	435,000	408,276	792,530	17,028	—	71,026
	2004	400,000	224,060	112,190	94,185	—	61,914
Gregory J. Fisher	2006	$264,922	$138,873	$55,558	4,674	—	$37,850
	2005	236,640	148,231	186,051	3,672	—	32,100
	2004	208,104	86,261	34,646	16,000	—	29,757
Matti Kiik	2006	$233,398	$116,229	$46,422	4,044	—	$34,052
	2005	226,600	134,845	200,329	4,239	—	34,185
	2004	220,000	93,657	37,437	16,000	—	33,947
David G. Sisler	2006	$261,389	$130,169	$50,744	4,350	—	$37,733
	2005	226,022	130,962	200,235	4,278	—	31,680
	2004	221,048	91,627	36,766	16,000	—	31,102

(a)	Capacities in which each named executive officer served during the last fiscal year:

Thomas D. Karol	Chairman of the Board and Chief Executive Officer
Richard A. Nowak	President and Chief Operating Officer
Gregory J. Fisher	Senior Vice President, Chief Financial Officer and Controller
Matti Kiik	Senior Vice President, Research and Development
David G. Sisler	Senior Vice President, General Counsel and Secretary

(b)	Bonus amounts in the summary compensation table were paid under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (2004 Plan).

(c)	Number of shares multiplied by closing market price on date of grant. Restricted stock awards are shown above in the fiscal year they were earned, but some of the above grants were made in the quarter following that in which they were earned. The awards shown in the summary compensation table were made under the 2004 Plan for fiscal 2006. Portions of the grants shown for fiscal 2005 are “bridge cycle” grants made to transition from the Company’s former long-term incentive compensation program to the current program, by providing incentive pay over the three-year period from the commencement date of the new program to the end of the first three-year performance cycle of performance stock awards. Other grants were made in substitution for new loans to named executive officers under the Stock/ Loan Plan, which were discontinued during fiscal 2003. Restricted stock grants made in lieu of stock loans under the Company’s Stock/ Loan Plan vest in 20 percent increments over five years, and “bridge cycle” restricted stock grants vest in 33 1/3 percent increments over three years, with continued service to the Company. All restricted stock grants are thus subject to a risk of forfeiture. Any dividends payable on our Common Stock will be paid on all shares of restricted stock reflected in the table, and all shares of restricted stock may be voted by the grantee, whether the shares are vested or unvested. As of June 30, 2006, the aggregate number of shares of unvested restricted stock held by the named executive officers, and the dollar value of such shares, was as follows: Mr. Karol, 31,851 shares ($884,502); Mr. Nowak, 22,993 shares ($638,516); Mr. Fisher, 6,430 shares ($178,561); Mr. Kiik, 6,633 shares ($184,198); and Mr. Sisler, 6,445 shares ($178,978).

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(d)	See the table below entitled “Option Grants in Fiscal 2006” for further information concerning fiscal 2006 option grants.

(e)	In fiscal 2006, the Company made performance stock awards for which payouts cannot occur before fiscal 2009, and then only if the Company achieves defined return-on-equity or total shareholder returns for a three-year performance cycle beginning July 1, 2005 and ending June 30, 2008. See “Long-term Incentive Plans — Awards in Fiscal 2006” below.

(f)	Amounts in this column represent contributions by the Company to the ElkCorp Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan, prior years’ loans forgiven under the Stock/ Loan Plan (discontinued for executive officers in fiscal 2003) and supplemental retirement benefits summarized as follows:

Company Contributions to Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,700	$14,350	$14,000
Richard A. Nowak	14,700	14,350	14,000
Gregory J. Fisher	14,700	14,350	14,000
Matti Kiik	14,700	14,350	14,000
David G. Sisler	14,700	14,350	14,000

Loans Forgiven Under the Stock/Loan Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,108	$14,108	$14,108
Richard A. Nowak	9,541	20,944	24,514
Gregory J. Fisher	4,415	8,255	10,995
Matti Kiik	4,993	10,384	13,952
David G. Sisler	4,635	8,203	11,099

Supplemental Retirement Benefits Contributed:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$90,222	$59,203	$40,847
Richard A. Nowak	55,508	35,732	23,400
Gregory J. Fisher	18,735	9,495	4,762
Matti Kiik	14,359	9,451	5,995
David G. Sisler	18,398	9,127	6,003

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Long-term Incentive Plans — Awards in Fiscal 2006

	Number of		Estimated Future Payouts
	Shares,	Performance or	Under Non-Stock Price-Based Plans
	Units or Other	Other Period Until	Threshold	Target	Maximum
Name	Rights (#)(1)	Maturation or Payout	(# of Shares)(2)	(# of Shares)(2)	(# of Shares)(2)

Thomas D. Karol	TSR	7/1/2005 - 6/30/2008	0	33,830	50,745
	ROE	7/1/2005 - 6/30/2008	0	14,500	21,750
Richard A. Nowak	TSR	7/1/2005 - 6/30/2008	0	20,410	30,615
	ROE	7/1/2005 - 6/30/2008	0	8,750	13,125
Gregory J. Fisher	TSR	7/1/2005 - 6/30/2008	0	4,450	6,675
	ROE	7/1/2005 - 6/30/2008	0	1,900	2,850
Matti Kiik	TSR	7/1/2005 - 6/30/2008	0	3,850	5,775
	ROE	7/1/2005 - 6/30/2008	0	1,650	2,475
David G. Sisler	TSR	7/1/2005 - 6/30/2008	0	4,140	6,210
	ROE	7/1/2005 - 6/30/2008	0	1,770	2,655

(1)	Number of shares is variable as described in footnote 2 below.

(2)	Fiscal 2006 awards were performance stock in the form of agreements for contingent issuance of shares of Common Stock, earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Compensation Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Payouts for performance between threshold and target, or between target and maximum, will be a prorated number of shares between the applicable levels in the above table. No payouts will be made for performance less than or equal to threshold. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Option Grants in Fiscal 2006

	Individual Grants
	Number of	% of Total			Potential Realizable Value
	Securities	Options			at Assumed
	Underlying	Granted to	Exercise or		Annual Rates of Stock Price
	Options	Employees in	Base Price per	Expiration	Appreciation for Option Terms(c)(d)
Name	Granted(a)	Fiscal 2006	Share(b)	Date	5%	10%

Thomas D. Karol	35,550	45.3%	$28.39	06/30/2015	$634,721	$1,608,508
Richard A. Nowak	21,447	27.3%	28.39	06/30/2015	$382,922	$970,398
Gregory J. Fisher	4,674	6.0%	28.39	06/30/2015	$83,451	$211,481
Matti Kiik	4,044	5.1%	28.39	06/30/2015	$72,203	$182,976
David G. Sisler	4,350	5.5%	28.39	06/30/2015	$77,666	$196,822
All Shareholders	N/A	N/A	N/A	N/A	$365,297,411	$925,735,357

(a)	Options become exercisable 33 1/3 percent per year on the first through the third anniversary dates of the grant. Options granted were for a term of ten years, subject to earlier termination upon certain terminations of employment. Upon the optionee’s death, permanent and total disability, retirement after age 62 or a change in control of the Company, all options reflected in this table would become immediately exercisable.

(b)	All options reflected in this table were granted at market value at date of grant. The exercise price may be paid in cash, delivery of already owned shares or a combination of cash and shares.

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(c)	Gains are reported net of the option exercise price, but before any taxes associated with the exercise. These gains are calculated based on the stated assumed compounded rates of appreciation as set by the SEC for disclosure purposes. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder’s continued employment through the period over which options become exercisable in increments. The amounts reflected in this table may not be achieved.

(d)	The potential realizable value for all shareholders on Common Stock is calculated over a period of ten years, based on (i) a beginning stock price of $28.39, the exercise price of the option grants reflected in this table, and (ii) the number of outstanding shares on June 30, 2006. These gains may not be achieved.

Aggregated Option Exercises During Fiscal 2006 and Values at June 30, 2006

The following table contains information about ElkCorp stock options that the named executive officers exercised during fiscal 2006, and the number and aggregate dollar value of stock options that named executive officers held at the end of fiscal 2006. In accordance with SEC rules, values are calculated by subtracting the total exercise price from the fair market value of the underlying Common Stock, which is deemed to be $27.77 per share, the closing price of the Common Stock on the NYSE on June 30, 2006.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at Fiscal Year-End		at Fiscal Year-End
Name	Exercise	Realized*	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas D. Karol	—	—	121,949	104,283	$610,521	$310,935
Richard A. Nowak	11,340	$245,586	159,409	115,145	780,641	400,427
Gregory J. Fisher	1,500	22,345	43,296	23,033	222,186	75,414
Matti Kiik	15,220	220,475	26,633	23,470	51,229	79,363
David G. Sisler	—	—	63,953	25,105	323,872	85,002

*	Market value of underlying securities at exercise date minus the exercise price, not reduced for taxes, if any, payable upon exercise.

Stock/Loan Balances

The named executive officers have outstanding loans from the Company under the Stock/Loan Plan described in the Compensation Committee Report included with this Information Statement. Participation in the Stock/Loan Plan was discontinued for all ElkCorp executive officers effective July 30, 2002, but then existing loans remained outstanding in accordance with their terms. Stock/Loans bear interest at a rate equal to the applicable mid-term federal rate established by the Internal Revenue Service. Such loans, including interest, are forgiven in increments with employees’ continued service to the Company or its subsidiaries. No named executive officer had a loan balance of $60,000 or more at any time in fiscal 2006, or thereafter.

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Equity Compensation Plan Information

The following table presents information as of June 30, 2006 with respect to compensation plans under which equity securities were authorized for issuance by the Company.

Number of Securities
	Number of Securities		Remaining Available for
	to be Issued	Weighted-Average	Future Issuance Under
	upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan category	Warrants and Rights	Warrants and Rights	Reflected in Column(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders:
Incentive Stock Option Plan(1)	887,486	$23.19	0
Equity Incentive Compensation Plan(2)	535,872	$23.79	359,053
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,423,358	$23.41	359,053

(1)	Represents the 1998 Elcor Corporation Incentive Stock Option Plan and the incentive stock option plan it restated.

(2)	Represents the 2004 Plan and the equity incentive compensation plan it restated.

Change-in-Control (Severance) Agreements

ElkCorp has entered into severance agreements with certain officers and employees, including each of the named executive officers. Elk Corp intends for the agreements to protect the Company and its shareholders, as well as these officers and employees, in the event of a threatened or actual change in control of the Company. The agreements are designed to reinforce these officers’ and employees’ dedication to the Company’s best interests before and after such a transaction, and would reduce the likelihood that these officers and employees would leave the Company prematurely. In structuring and deciding upon the level of benefits, the Compensation Committee and Board utilized, among other things, a survey prepared by the Company’s outside counsel of competitive practices within the Company’s peer group based on public filings.

The agreements provide for severance benefits upon certain terminations of employment within three years after a change in control of the Company. Change in control events under the employment agreements include:

•	the acquisition of 40% or more of the Company’s outstanding voting securities;

•	certain mergers or consolidations;

•	the approval by the Company’s shareholders of a plan of dissolution or liquidation;

or

•	certain sales or transfers of 67% or more of the fair value of the Company’s operating assets or earning power.

Under the agreements, if the officer’s or employee’s employment with the Company or its subsidiary is terminated within three years of a change in control under certain circumstances, the officer or employee will be entitled to receive a lump-sum severance payment equal to two times (except for Messrs. Karol and Nowak who would receive 2.99 times) the highest annual cash compensation they received in any calendar year during the three-year period immediately preceding termination, plus all outstanding loans under the Company’s Stock/Loan Plan would be forgiven in full. In addition, under the agreements, for a period of two years following a change in control (three years for Messrs. Karol and Nowak), the officers and employees would be entitled to medical, disability and life insurance coverage at a cost to the officer or employee of no more than 120% of the amount the officer or employee paid for such benefits immediately prior to the change in control. Finally, in the event that an officer or

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employee would be subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, the officer or employee would be paid an additional amount such the officer or employee would be placed in the same after-tax position as if no excise tax had been imposed. Immediately prior to a change in control, all amounts payable under the agreements must be deposited in an escrow account.

In addition, upon a change in control, under the 2004 Plan and predecessor plans, all options and shares of officers and employees under the plans, including the named executive officers, would become immediately vested, payout of shares of Common Stock would be paid on any outstanding performance stock award agreements.

Nomination of Directors

Our Corporate Governance Committee, made up entirely of independent directors as defined by NYSE standards, is charged with the responsibility to determine and recommend to the Board the size and composition of the Board, and to find, interview and recommend the nomination of individuals for election to the Board. At a minimum, our Corporate Governance Committee believes that any nominee it recommends should be financially literate and otherwise qualified by education or experience and, in the case of non-management nominees, independent. Beyond that, late in fiscal 2003, the Committee developed a matrix of desired business experience, qualifications, and characteristics that we should seek on our Board, with emphasis on dimensions that would be important in overseeing the Company’s specific strategies and operations. Current directors’ attributes were analyzed in this matrix, and from that the Committee developed the desired strengths and attributes of additional directors who would add synergies and diversity to the existing Board.

In developing recommended nominees, the Corporate Governance Committee also has access to the information developed by each Board committee in its annual performance self-assessment, and information developed by the Compensation Committee in assessing the performance of the full Board in conjunction with its annual determination of outside director compensation. Formal annual Board performance assessments commenced in fiscal 2005. Currently, the Board and each Committee performs its self-evaluation without evaluating individual members.

If a nominee becomes unavailable for election due to unforeseen circumstances (such as death or disability), our Board may either reduce the number of directors or substitute another person for the nominee, in which event the shares voted for the unavailable nominee will be voted for the substitute nominee.

Shareholder Nominations

Our Corporate Governance Committee will consider shareholder-recommended candidates for potential nomination to the Board if such candidates are independent, financially literate, and otherwise qualified to serve by education and experience. To obtain consideration by the Committee, any such candidate must be submitted in writing as described in the previous paragraph, along with complete background information, at a date not less than 270 days before the date of the scheduled annual meeting of shareholders. Information about the candidate that must be contained in the notice suggesting a potential candidate to the Corporate Governance Committee includes, without limitation, his/her name, age, business and residence addresses, principal occupation or employment, number of shares of the Company’s Common Stock owned as of the date of the notice, and any information that would be required to be disclosed under Regulations 13D and 13G under the Exchange Act. Information about the shareholder suggesting the potential candidate that must be contained in the notice includes, without limitation, his/her/its name and address as they appear in our stock transfer and registration records, and like information for each other shareholder known by the suggesting shareholder to be supporting the candidate. Although we can give no assurance that any such candidate will be recommended for nomination by the Committee or nominated by the Board of Directors, the Committee prefers that shareholders use this opportunity, rather than direct nominations, to enable it to apply the same review process as is applied to Committee-generated candidates.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and 10 percent shareholders are required to file with the SEC and the NYSE reports of ownership and changes in ownership in their holdings of Company Common Stock. Based on an

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examination of these reports and on written representations provided to the Company, we believe that such persons filed all such reports on time in fiscal 2006.

Code of Conduct

Since May 1979, we have maintained General Policy D-2, a code of conduct requiring directors, officers and employees to comply with laws, conduct themselves ethically and avoid improper conflicts of interest, gifts, corporate loans and political contributions. Annually, we require our employees to report to our internal auditor on their compliance with the code of conduct. The current version of the code of conduct, which have Board and Audit Committee approval, is published on our website at www.elkcorp.com.

Ethics in Financial Reporting

To supplement the code of conduct that binds each of our directors, officers and employees, we have obtained a formal written commitment from each Company financial officer and its chief executive officer to abide by a code of ethics setting forth standards of ethical conduct for the preparation and review of the Company’s financial statements and reports. This code is published on our website at www.elkcorp.com, and has received the review and approval of our Board and Audit Committee.

We also have retained an independent third party to maintain a toll-free confidential “hot-line” for employees to report any accounting or auditing concerns they may have. Any such concerns are reported by the third-party agency directly to the Company’s General Counsel, without identifying the reporting employee and without screening any accounting or auditing concerns. In turn, the General Counsel is required to report any such concerns directly to the Chairman of the Audit Committee.

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